UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista announces it has completed the automatic exercise of all outstanding warrants

Mexico City, Mexico, March 15, 2023 - Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announces that, as informed by the Company through the Automatic Cashless Exercise Notice published on EMISNET dated March 7, 2023 (the “Automatic Cashless Exercise Notice”), today, being the “Early Termination Date” as set forth in such Automatic Cashless Exercise Notice, the exercise of all of its outstanding warrants identified with the ticker symbol “VTW408A-EC001” (the “Warrants”) was carried out on a cashless basis (the “Automatic Cashless Exercise”) in terms of the provisions of item (d) of clause thirteen of the current issuance indenture of the Warrants and the Automatic Cashless Exercise Notice.

By virtue of such Automatic Cashless Exercise, and after giving effect thereto, as of this date, 24,535,535 outstanding Warrants were exercised, and 791,439 additional Series “A” shares, without expression of par value, representing the variable portion of the capital stock of the Company (the “Shares”) became outstanding. By virtue of the exercise of all Warrants (meaning those exercised by the Holders before the Automatic Cashless Exercise, plus those exercised pursuant to such Automatic Cashless Exercise), the total number of Shares that became outstanding is 3,215,454.

As of this date, there are no pending or outstanding Warrants.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2023

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer